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                           PROSPECTUS SUPPLEMENT No. 2
                        Filed Pursuant to Rule 424 (b)(3)
         (To Prospectus dated October 30, 2000 and Prospectus Supplement
                      No. 1 thereto dated March 14, 2001)
                           Registration No. 333-48938

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                             USA TECHNOLOGIES, INC.

                        6,700,000 shares of Common Stock

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         The following shall be added to Results of Operations of the
Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Prospectus:

                  On April 20, 2001 the Company sold 450,000 restricted shares of its Common Stock to 9 accredited investors for $1.00 per share for an aggregate of $450,000 pursuant to a private placement offering under the Act and Regulation D promulgated thereunder. We have agreed to use our best efforts at our cost and expense to register all of these shares for resale by the holder thereof under the Act.

                  During March 2001, the Company extended for up to 60 additional days or until May 31, 2001, the period during which all outstanding warrants and purchase rights could be exercised at $1.00, and extended the expiration dates for up to 60 additional days or until May 31, 2001, for the exercise of the 1999-A and 1999-B warrants at $1.00 and for the exercise of the 1995 warrants.

         The following shall be added under the "Business" section of the
Prospectus:

                  On April 20, 2001, the Company signed an alliance agreement with Marconi Online Systems, Inc., a subsidiary of Marconi, plc, for a five year term. This agreement expands upon and supersedes the March 5, 2001 agreement that had been entered into between the parties.

                  Pursuant thereto, the Company has agreed to market, promote, and generate demand for certain Marconi products, including Marconi's data handling service, and not to promote products which compete with these Marconi products. Marconi has agreed to market, promote and generate demand for and sales for certain of our products, including our e-Port terminal. The


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agreement sets forth pricing for each party's products which shall be made available to the other party (or its customers). The Company had previously reported that at the time the alliance agreement was entered into, Marconi was to place an order with us for our products. Marconi has indicated to us that it anticipates placing an order with us for our products in the near future.

                  The alliance agreement grants to Marconi the right to purchase up to 3,000,000 shares of our Common Stock at $1.00 per share at any time until June 5, 2001. Marconi also has the right to purchase up to 3,000,000 additional shares at $1.25 at any time following 180 days after exercise of the first option. If Marconi does not exercise the first option, then the second option is exercisable at $1.25 per share until September 5, 2001.

                   If Marconi exercises these options, Marconi has been granted the right of first refusal on acquisition of the Company, the right to have representatives on our Board of Directors, and the right to purchase an amount equal to any new securities sold by the Company to a party other than Marconi on the same terms and conditions as granted by us to the other party.

                  On March 29, 2001, the Company entered into an OEM Agreement with Automated Merchandising Systems, Inc., a glass front vending machine manufacturer. The agreement provides that we will sell our e-Port terminals to AMS in such quantities as AMS shall require for use by AMS in its vending products. The agreement is for a five year term. The Company also granted to AMS the option to purchase up to 1,000,000 shares of restricted Common Stock at $1.00 per share at any time prior to June 30, 2001. We have agreed to use our best efforts at our cost and expense to register all of these shares for resale by the holder thereof under the Act.


         The date of this Prospectus Supplement No. 2 is April 24, 2001.